UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Advocat, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

007586100
(CUSIP Number)

Amy Wang, Esq.
Bristol Capital Advisors, LLC
10990 Wilshire Boulevard, Suite 1410, Los Angeles, CA 90024
(310) 696-0333
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 007586100

1	NAME OF REPORTING PERSON Bristol Investment Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 422,540
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 422,540
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.44%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 007586100

1	NAME OF REPORTING PERSON Bristol Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 422,540
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 422,540
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.44%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 007586100

1	NAME OF REPORTING PERSON Paul Kessler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 422,540
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 422,540
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.44%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 007586100

1	NAME OF REPORTING PERSON Richard McKilligan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 007586100

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule 13D as specifically set forth.  Bristol Capital Advisors, LLC, Paul Kessler and Richard McKilligan are hereby added as Reporting Persons to the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Effective May 18, 2009, the principal business address of Bristol will be 6353 W Sunset Blvd., Suite 4006, Hollywood, California 90028.

(a) - (c), (f)    Bristol Capital Advisors, LLC, a Delaware limited liability company (“BCA”), serves as the investment advisor of Bristol.  Effective May 18, 2009, the principal business address of BCA will be 6353 W Sunset Blvd., Suite 4006, Hollywood, California 90028.

Paul Kessler (“Mr. Kessler”), a nominee for the Board of Directors of the Issuer and his principal occupation is serving as manager of BCA.  Effective May 18, 2009, the principal business address of Mr. Kessler will be 6353 W Sunset Blvd., Suite 4006, Hollywood, California 90028.  Mr. Kessler is a citizen of the United States of America.

Richard McKilligan (“Mr. McKilligan”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as Chief Financial Officer and General Counsel of Derycz Scientific, Inc.  Effective May 18, 2009, the principal business address of McKilligan will be 1524 Cloverfield Blvd., Suite E, Santa Monica, California 90404.  Mr. McKilligan is a citizen of the United States of America.

(d)           None of BCA or Messrs. Kessler or McKilligan has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of BCA or Messrs. Kessler or McKilligan has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Bristol were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase cost of the 422,540 Shares beneficially owned by Bristol is approximately $4,438,827, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

  Item 4 is hereby amended to add the following:

On May 14, 2009, Bristol filed definitive proxy material with the Securities and Exchange Commission seeking to elect its nominees to the Board of Directors of the Issuer at the Annual Meeting.

CUSIP NO. 007586100

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 5,675,987 Shares outstanding, as of April 15, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on May 5, 2009.

As of the close of business May 13, 2009, Bristol beneficially owned 422,540 Shares, constituting approximately 7.44% of the Shares outstanding.  BCA, as the investment advisor of Bristol, may be deemed to beneficially own the 422,540 Shares owned by Bristol, constituting approximately 7.44% of the Shares outstanding.  As the manager of BCA, Mr. Kessler may be deemed to beneficially own the 422,540 Shares owned by Bristol, constituting approximately 7.44% of the Shares outstanding.  Mr. Kessler has sole voting and dispositive power with respect to the 422,540 Shares owned by Bristol by virtue of his authority to vote and dispose of such Shares.  BCA and Mr. Kessler disclaim beneficial ownership of the Shares held by Bristol, except to the extent of their pecuniary interest therein.

As of the close of business May 13, 2009, Mr. McKilligan did not directly own any Shares.  Mr. McKilligan, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the 422,540 Shares owned by Bristol.  Mr. McKilligan disclaims beneficial ownership of such Shares.

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of the Schedule 13D.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 14, 2009, Bristol, BCA, Paul Kessler and Richard McKilligan (collectively the “Group”) entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Group agreed to solicit proxies or written consents for the election of the persons nominated by Bristol to the Issuer’s Board of Directors at the Annual Meeting (the “Solicitation”), and (c) Bristol agreed to bear all expenses incurred in connection with the Group’s activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibit:

Exhibit 99.1	Joint Filing and Solicitation Agreement by and among Bristol Investment Fund, Ltd., Bristol Capital Advisors, LLC, Paul Kessler and Richard McKilligan, dated May 14, 2009.

CUSIP NO. 007586100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2009

BRISTOL INVESTMENT FUND, LTD.

By:	Bristol Capital Advisors, LLC Investment Advisor

By:	/s/ Paul Kessler
	Name:	Paul Kessler
	Title:	Manager

BRISTOL CAPITAL ADVISORS, LLC

By:	/s/ Paul Kessler
	Name:	Paul Kessler
	Title:	Manager

/s/ Paul Kessler
PAUL KESSLER

/s/ Richard McKilligan
RICHARD MCKILLIGAN

CUSIP NO. 007586100

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

BRISTOL INVESTMENT FUND, LTD.

22,200	6.75110	08/07/2008
8,700	6.75800	08/08/2008
6,900	6.75190	08/11/2008
8,600	6.91690	08/12/2008
5,000	6.95740	08/13/2008
2,500	7.20000	08/14/2008
938	3.92000	10/06/2008
3,500	3.15320	10/28/2008
498	2.50000	11/12/2008
5,000	2.40000	11/20/2008
1,400	2.10710	11/24/2008
895	1.85640	11/25/2008
5,300	2.24290	11/26/2008
4,400	2.50090	11/28/2008
3,970	2.53980	12/03/2008
1,900	2.50470	12/05/2008
1,585	2.50570	12/08/2008
6,004	3.35650	02/19/2009
1,286	2.25000	02/27/2009
2,440	2.25000	03/03/2009
1,000	2.25000	03/11/2009
1,000	2.00000	03/12/2009
3,600	2.49000	04/06/2009
706	2.48000	04/15/2009
7,494	2.46100	04/16/2009
5,000	2.53590	04/20/2009
400	2.35000	04/23/2009
500	2.45000	04/24/2009
2,000	2.90000	05/01/2009
12,990	2.48110	05/07/2009

BRISTOL CAPITAL ADVISORS, LLC
None

PAUL KESSLER
None

RICHARD MCKILLIGAN
None